Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2014	2013
Earnings:
Income from continuing operations before income tax expense	$3,792	$7,443
Add:
Equity earnings of affiliates	(430)	(432)
Dividends received from affiliates	223	192
Fixed charges, excluding capitalized interest	938	909
Amortization of capitalized interest	27	33
Total earnings available for fixed charges	$4,550	$8,145
Fixed charges:
Interest on debt and finance lease charges	$830	$802
Capitalized interest	21	29
Interest element on rental expense	108	107
Total fixed charges	$959	$938
Ratio of earnings to fixed charges	4.7	8.7